SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ----------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                             Date: November 1, 2002

                         Commission file number 1-14748

                           OPEN JOINT STOCK COMPANY OF
                         LONG DISTANCE AND INTERNATIONAL
                          TELECOMMUNICATIONS ROSTELECOM
                          Doing Business as Rostelecom
                 (Translation of registrant's name into English)

                             THE RUSSIAN FEDERATION
                         (Jurisdiction of organization)

                         14 1ST TVERSKAYA-YAMSKAYA STR.
                              125047 MOSCOW, RUSSIA
                    (Address of principal executive offices)

          Registrant's telephone number, international: +7 095 787 2849

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F   X             Form 40-F
                                  ---                       ---

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes                    No   X
                         ---                    ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                   ---------------------------

     On October 31, 2002, Open Joint Stock Company of Long Distance and International Telecommunications Rostelecom (the "Company") announced the 2002 nine month results in accordance with Russian Accounting Standards. A copy of the press release announcing the 2002 nine month results is attached hereto as
Exhibit 1.

                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





Date:    November 1, 2002                   By:/s/ Vladimir I. Androsik
                                               -------------------------------
                                               Name:   Vladimir I. Androsik
                                               Title:  Deputy General Director-
                                                       Finance Director

                                LIST OF EXHIBITS



The following exhibit has been filed as part of this Form 6-K:


Exhibits Description


1. Press release dated October 31, 2002, announcing the 2002 nine month results.

                                                                [OBJECT OMITTED]
PRESS RELEASE

--------------------------------------------------------------------------------


Moscow, October 31, 2002: Rostelecom 2002 nine months results in accordance with Russian Accounting Standards.

o As per preliminarily data during the first nine months of 2002 domestic long-distance traffic volume grew by 17%, international outgoing - by 11% compared to the same period a year ago;

o    Revenue* was up 6.2%**, reaching RUR 15,184.06 mn;

o Growth in operating profit was 43% over a year ago, with operating profit amounting to RUR 6,120.3 mn;

o Net profit amounted to RUR 4,900.8 mn, almost threefold higher than in the first nine months of 2001.

As per preliminarily data, domestic long-distance traffic was up 17% versus first nine months of 2001, reaching 5,102 million minutes. Growth in DLD revenues was 38.3% over a year ago. DLD revenues reached RUR 6,346.9 mn.

As per preliminarily data, growth in international outgoing traffic was 11% with traffic reaching 928 million minutes. Rostelecom outgoing ILD revenues remained almost unchanged compared to the same period a year ago totaling RUR 5,959 mn.

Total revenue reached RUR 15,184.06 mn, which is 6.2% higher than for the same period last year.

Operating costs during the first nine months of 2002 declined by 9.5%, amounting to RUR 9,063.7 mn. Depreciation decreased by 19.5% to RUR 3,717.8 mn, EBITDA increased by 10.6%.

Operating profit surged by 43% to RUR 6,120.3 mn.

Growth in other operating revenues by 150% is explained mostly by profit from Sovintel deal in the amount of RUR 3,025.6 mn. Other operating expenses increased by 49% to a large extent due to bad debt expense of over RUR 600 mn.

Net profit increased by 173% to RUR 4,900.8 mn. Disregarding the effect from Sovintel transaction and bad debt expense, net profit would be RUR 2,996.4 mn or 67% higher than a year ago. .

* Excluding VAT
** Not adjusted for inflation







  Balance Sheet, RUR `000
                                                         31.12.2001           30.09.2002          Change, %
--------------------------------------------------------------------------------------------------------------
  ASSETS
  Non-current assets, incl.                              23 555 048           22 951 071          -2.6%
   Intangible assets                                             23                   21          -8.7%
   Fixed assets                                          19 550 604           17 561 329         -10.2%
   Incomplete installations                               2 950 952            3 056 591           3.6%
   Long-term financial investments                        1 053 469            2 333 130         121.5%
  Current assets, incl.                                  13 419 184           17 461 772          30.1%
   Inventories                                            1 167 248            1 101 983          -5.6%
   VAT on obtained property                               2 337 482            2 033 584         -13.0%
   Accounts receivable                                    7 250 612            7 203 114          -0.7%
   Short-term financial investments                       1 129 842            3 701 223         227.6%
   Cash and cash equivalents                              1 534 000            3 348 834         123.1%
--------------------------------------------------------------------------------------------------------------
  BALANCE                                                36 974 232           40 412 843           9.3%
--------------------------------------------------------------------------------------------------------------

  SHAREHOLDER EQUITY AND
  LIABILITIES
  Shareholder equity                                     16 298 968           20 803 944          27.6%
  Liabilities, incl.                                     20 675 264           19 608 899          -5.2%
   Long-term liabilities                                  9 338 977            8 068 897         -13.6%
   Short-term liabilities                                11 336 287           11 540 002           1.8%
--------------------------------------------------------------------------------------------------------------
  BALANCE                                                36 974 232           40 412 843            9.3%
--------------------------------------------------------------------------------------------------------------






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



Profit and Loss Statement, RUR `000



                                                              9 months ended
                                                       30.09.2001           30.09.2002          Change, %
  Revenue                                                14 293 785           15 184 056           6.2%
  Operating costs, including                            -10 012 480           -9 063 796          -9.5%
       Depreciation                                       4 615 835            3 717 773         -19.5%
  Operating profit                                        4 281 305            6 120 260          43.0%
  Results of other operating activities,                   -789 879            1 600 644           n/a
  including
       Profit from sale of Sovintel                               0            3 025 610
       Bad debt expenses                                          0             -623 941
  Results of other non-sales activities                    -347 937          - 1 257 916         261.5%
  Profit before tax                                       3 143 489            6 462 988         105,6%
   Profit tax                                            -1 344 327           -1 559 613          16.0%
   Extraordinary expenses                                    -1 253               -2 557         104.1%
  Net profit                                              1 797 909            4 900 818         172.6%
Key Ratios
                                                                        9 months ended
                                                           30.09.2001                    30.09.2002
---------------------------------------------------------------------------------------------------------------
   Operating margin, %                                          29.95%                         40.31%
   EBITDA margin, %                                             62.24%                         64.79%
   Net margin, %                                                12.58%                         32.28%
---------------------------------------------------------------------------------------------------------------
                                                           31.12.2001                     30.09.2002
---------------------------------------------------------------------------------------------------------------
   Current liquidity ratio                                     1.23                           1.56
   Financial independence ratio                                0.44                           0.51




                                      -7-




     Certain statements in this press-release are "forward-looking statements" within the meaning of the U.S. federal securities laws and are intended to be covered by the safe harbors created thereby.

     These forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from those expressed or implied by these forward-looking statements.

     These risks include the risk of changes the Company's operations and business prospects, the general financial and economic circumstances, relating to regulation of the Russian telecommunications industry and the Russian legislation; the competition and other risks.

     For a more detailed discussion of these and other factors, see the Company's Annual Report on Form 20-F for its most recently completed fiscal year and the Company's other public filings with The U.S. Securities and Exchange Commission. Many of these factors are beyond the Company's ability to control or predict. Given these and other uncertainties, the Company cautions not to place undue reliance on any of the forward-looking statements contained herein or otherwise.

The Company does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except as maybe required under applicable the U.S. federal securities laws.












For further details please contact

Dmitry Chukseyev                                        Anna Kareva
Head of PR                                              Head of IR
Tel.:+ 7 095 973 9973                                   Tel.: + 7 095 973 9920
Fax. + 7 095 787 2850                                   Fax: + 7 095 787 2850
e-mail: chukseyev@hq.rt.ru                              e-mail: kareva@hq.rt.ru